SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Elliott Opportunity II Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G30092103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G30092103	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 14,960,000 Class A Ordinary Shares issuable upon conversion of 14,960,000 Class B Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,960,000 Class A Ordinary Shares issuable upon conversion of 14,960,000 Class B Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,960,000 Class A Ordinary Shares issuable upon conversion of 14,960,000 Class B Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. G30092103	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Elliott Opportunity II Corp. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

Item 2 (a).	NAME OF PERSON FILING

This statement on Schedule 13G/A is filed by Elliott Investment Management L.P., a Delaware limited partnership ("EIM" or the "Reporting Person"), with respect to the Class A Ordinary Shares (as defined below) issuable upon conversion of the Class B Ordinary Shares, par value $0.0001 per share (the "Class B Ordinary Shares") held by Elliott Opportunity II Sponsor L.P., a Delaware limited partnership managed by affiliates of EIM ("Sponsor"). Elliott Opportunity II Sponsor GP LLC, a Delaware limited liability company ("Sponsor GP") is the general partner of Sponsor. Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), is the managing member of Sponsor GP and the sole member of Sponsor GP. EIM is the investment manager of Elliott International with respect to the Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by Sponsor.

The general partner of EIM is Elliott Investment Management GP LLC, a Delaware limited liability company ("EIM GP"). Paul E. Singer ("Singer") is the sole managing member of EIM GP.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The business address of EIM, EIM GP and Singer is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

Item 2(c).	CITIZENSHIP

EIM is a limited partnership formed under the laws of the State of Delaware.

EIM GP is a limited liability company formed under the laws of the State of Delaware.

Singer is a U.S. citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares")

CUSIP No. G30092103	13G/A	Page 4 of 6 Pages

Item 2(e).	CUSIP NUMBER

G30092103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The percentage set forth in this Schedule 13G/A is calculated based upon 60,950,000 Class A Ordinary Shares reported to be outstanding as of November 7, 2022, as reported by in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 7, 2022.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

CUSIP No. G30092103	13G/A	Page 5 of 6 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. G30092103	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2023

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President